Mail Stop 3561

February 5, 2009

Willis J. Johnson
Chief Executive Officer
Copart, Inc.
4664 Business Center Drive
Fairfield, California 94534

> **Re:** **Copart, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2008**
> **Filed September 29, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed November 4, 2008**
> **File No. 0000-23255**

Dear Mr. Johnson:

　　We have reviewed your response letter dated January 21, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2008

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 31

Performance Graph, page 33

1.　　We reviewed your response to comment 1 from our letter dated December 17, 2008. Please provide us the companies that comprised your peer group for purposes of creating the performance graph found in your Form 10-K for the fiscal year ended July 31, 2008.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 35

2.   We reviewed your response to comment 2 from our letter dated December 17, 2008. Please provide a discussion and analysis of the key variables and other factors necessary for an understanding of revenues and operating results.

Critical Accounting Policies and Estimates, page 44

3.   We reviewed your response to comment 5 in our letter dated December 17, 2008. Please describe significant assumptions underlying your critical accounting estimates, disclose how accurate your estimates/assumptions have been in the past and how much your estimates/assumptions have changed in the past and provide an analysis of their sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect. Refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements

Note (1) Summary of Significant Accounting Policies, page 64

Revenue Recognition, page 65

4.   We reviewed your response to comments 9 and 14 in our letter dated December 17, 2008. We understand that you remarket vehicles on behalf of sellers and for your own account through your internet selling platform. We also understand that you sell vehicles in North America primarily as agent on behalf of insurance companies deriving revenue from transaction fees and services and that you primarily operate on principal basis in the UK purchasing and reselling vehicles. As such, the basis for your conclusion that revenues from remarking of vehicles on behalf of sellers and revenues from selling acquired vehicles comprise a single class of revenues from services rendered is still unclear to us. It seems that you should separately state revenues from services and revenues from resale of acquired vehicles as well as related costs and expenses in accordance with Rule 5-03(b) of Regulation S-X. Please provide us with further support for your conclusion that sales and the related cost of vehicles sold for your own account, which appear to represent tangible products, should be combined with remarketing and other revenues from services in light of the disclosures throughout the document.

5.   We reviewed your response to comment 11 in our letter dated December 17, 2008. Please tell us whether you also use the relative fair value method to allocate arrangement consideration to separate units of accounting when there is objective and reliable evidence of fair value for all units of accounting in an arrangement. If so, tell us the circumstances when there is objective and reliable evidence of fair value of each unit of

accounting and when there is no objective and reliable evidence of fair value of delivered items. Otherwise, please explain to us why prices you charge for resale services sold separately are not representative of fair value. Refer to paragraph 16 of EITF 00-21. In addition, if applicable, clarify your accounting policy in future filings.

Note (14) Segments and Other Geographic Information, page 87

6.   We reviewed your response to comment 13 in our letter dated December 17, 2008. Based on the information you provided it seems that you have structured your business in five specific geographic regions and may have more than one operating segment. Please clarify whether you believe each of the regions identified in your response are operating segments as defined in paragraph 10 of SFAS 131 and whether the regions are aggregated since they exhibit similar economic characteristics and meet the aggregation criteria in paragraph 17 of SFAS 131. If each region represents an operating segment, please provide us with support that they have similar economic characteristics and, in any event, provide support for your US and Canadian operations and UK operations. In doing so, include the measure(s) that your CODM uses to evaluate and allocate resources to your operating segments, as well as revenues and gross margins, for the last five years and explain why the information supports a conclusion that the segments exhibit similar economic characteristics. In addition, it seems that your chief operating decision maker may be a group as referred to in paragraph 12 of SFAS 131. Please provide us with a copy of the annual and monthly review package given to the CODM for the most recent year and interim period. Also provide a copy of the package given to the Board of Directors for the same periods.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

7.   We reviewed your response to comment 17 from our letter dated December 17, 2008. Please define the term performance-based in this instance and the types of compensation which you consider performance based. Also, please indicate why the board believes that performance-based compensation such as cash bonus or equity compensation should represent a substantial portion of an executive officer's compensation package.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director